April 29, 2005

Via Facsimile and U.S. Mail (813) 960-9059

Warren R. Nelson
Executive Vice President of Finance, Chief Financial Officer,
Treasurer and Secretary
Shells Seafood Restaurants, Inc.
16313 North Dale Mabry Highway
Tampa, Florida  33618

	RE:	  Shells Seafood Restaurants, Inc.
  File No. 0-28258
        Form 10-K for the fiscal year ended January 2, 2005


Dear Mr. Nelson:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents.
Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

      Please expand or revise your disclosure as requested. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. Please be as detailed as necessary in your explanations. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


Form 10-K for the fiscal year ended January 29, 2005

Item 6.     Selected Consolidated Financial Data, page 15

1. We note your presentation of system-wide sales which includes total sales generated by restaurants in which you license proprietary information and provide management services. This disclosure represents a non-GAAP measure which is not appropriate pursuant to FR-65. We believe this measure cannot be reconciled as required by
FR-65 because the revenues of licensed restaurants are not reflected in your financial statements. You are required to disclose the reasons the presentation of this non-GAAP measure provides useful information to investors regarding your financial condition and results of operations. If you believe this presentation is useful in the context of explaining how you derive management fees from licensed restaurants, consider providing a footnote to your selected financial data of the revenues generated by the licensed restaurants and explain how management fees are determined.

Liquidity and Capital Resources, page 21

2. We note that you have implemented a plan to remodel many of your restaurants. Revise to quantify as of the latest fiscal period the amount of anticipated capital expenditures necessary for the remodeling of these restaurants.

Note 1 - Summary of Significant Accounting Policies, page F-9

3. Please provide us your evaluation of the guidance in FIN46(R) with respect to the contractual arrangements with the four Shells restaurants that you manage.

Note 5 - Accrued Expenses, page F-12

4. Please explain to us why it is appropriate to record a warrant valuation reserve and explain how the amount was determined.

Note 10 - Stockholders` Equity and Convertible Debentures, page F-
16

5. Please explain to us how you are accounting for the conversion feature included in the debentures and the warrants that were sold on
December 7, 2004. In addition, tell us the amount of fair value that you have separately allocated to the conversion feature and the warrants, and provide us the underlying calculations. Refer to EITF
98-5 and EITF 00-27 for guidance. Lastly, discuss your accounting for these instruments in future filings.

Other

6. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



*    *    *    *

      Please file your response to our comments via EDGAR within fifteen business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Theresa Messinese at 202-551-3307 or the undersigned at 202-551-3812 with any questions.

								Sincerely,



								Michael Fay
								Branch Chief




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Shells Seafood Restaurants, Inc.
April 29, 2005
Page 3